Exhibit 99.2

LEGAL OPINION (draft)

[    ], 2009

To:	Chemspec International Ltd. 3, Lane 1273, Tongpu Road, Shanghai, 200333, China

Cc:	Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y.10010-3629 U.S.A.

Citigroup Global Markets Inc. 338 Greenwich Street, New York, N.Y. 10013 U.S.A.

As the Representatives of the several Underwriters named in Schedule [B] of the Underwriting Agreement.

Dear Sirs,

We are lawyers qualified in the People’s Republic of China (“PRC” or “China”), excluding the Hong Kong Special Administration Region, Macao Special Administration Region and Taiwan and are duly qualified to issue a legal opinion on the PRC laws. Jin Mao PRC Lawyers (“our Firm”) is a law firm registered in Shanghai, PRC, which is permitted to engage in Chinese legal services. We are qualified to practice as lawyers in China and authorized to issue legal opinions.

We have acted as legal counsel in the PRC to Chemspec International Limited (the “Company”) and have been asked to provide this legal opinion with regard to the PRC laws, in connection with the proposed public offering of American Depositary Shares (the “ADSs”) of the Company (the “Offering”).

For the purpose of issuing this legal opinion, our Firm has reviewed photocopies of the documents obtained from the PRC subsidiaries of the Company. List of the PRC subsidiaries of the Company (collectively, the “PRC Subsidiaries”, and each a “PRC Subsidiary”) is set out in Annex 1 attached hereto.

The information and conclusions provided in this legal opinion are based on the results of the aforementioned examinations, searches and inquiries as well as the materials provided to our Firm by the PRC Subsidiaries. Our Firm has assumed that the photocopies of the documents obtained from the PRC Subsidiaries are entirely consistent with the originals, that all of the seals on the said documents are genuine and that the registration information from the relevant government authorities is free from errors and/or omissions.

This legal opinion is issued on the basis of the current laws of China, administrative statutes of the State Council, local statutes and the rules and regulations formulated by the ministries (commissions, offices) of the State Council of China and local People’s Governments pursuant to laws and the administrative statutes, decisions and orders of the State Council (excluding the laws and regulations of Hong Kong, Macao and Taiwan) (hereinafter “PRC laws and regulations”) and after careful examination of the relevant legal documents by our Firm’s lawyers.

Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as in the Underwriting Agreement, dated [    ], among [    ] (the “Underwriting Agreement”).

Our Firm issues the following opinions on the basis of the aforementioned documents and assumptions:

(i) Incorporation of PRC Subsidiaries. Each of the PRC Subsidiaries listed in Annex 1 to this opinion has been duly organized and is validly existing as a wholly foreign owned enterprise, or a Sino-foreign equity joint ventures enterprise with limited liability or as a domestic company, as the case may be, with full legal person status and in good standing under the PRC laws and its business license is in full force and effect.

Based on the confirmation by the Company, the Company beneficially holds 100% of Wisecon Limited, or Wisecon, a limited corporation incorporated in Hong Kong. Wisecon directly or beneficially holds the equity interest of each of the PRC Subsidiaries as follows:

PRC Subsidiary	Equity interest held by Wisecon directly or beneficially
Shanghai ChemSpec	100%
Taixing ChemSpec	100%
Shanghai Qi Yue	100%
Shanghai Wan Su	100%
Huajing Company	80%
Quzhou Kangpeng	100%
Jiangsu Wei Er	80%
Binhai Kangjie	92%

The following diagram details the corporate structure of Wisecon and PRC Subsidiaries as of the date of this opinion:

To the best of our knowledge after due inquiries, such equity interests of the PRC Subsidiaries as each described in the preceding paragraph are free and clear of all liens, encumbrances, equities or claims; the Articles of Association of each PRC

Subsidiary, the business license and other constituent documents of each PRC Subsidiary comply with the requirements of applicable PRC laws and regulations, have been approved by the relevant PRC authorities and are in full force and effect.

To the best of our knowledge after due inquiry, no winding up or liquidation proceedings have been commenced against the PRC Subsidiaries, and no proceedings have been started for the purpose of, and no judgment has been rendered declaring any PRC Subsidiary bankrupt or in an insolvency proceeding.

(ii) Business. Except as disclosed in the Registration Statement or as would not expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of PRC Subsidiaries, either individually or in the aggregate, “Material Adverse Effect”), each of the PRC Subsidiaries has full legal right, power and authority (corporate and other) to own, use, lease and operate its assets and to conduct its business in the manner presently conducted and as described in the General Disclosure Package as of the Applicable Time and is duly qualified to transact business and is in good standing in each jurisdiction in which it owns or uses or leases properties, conducts any business or in which such qualification is required. The PRC Subsidiaries have all material necessary licenses, consents, authorizations, approvals, orders, certificates and permits of and from, and have made all declarations and filings (collectively, “Governmental Authorizations”) with any governmental or regulatory agency or any court in the PRC (“Governmental Agencies”) to own, lease, license and use its properties, assets and conduct its business in the manner described in the General Disclosure Package as of the Applicable Time and such licenses, consents, authorizations, approvals, orders, certificates or permits contain no materially burdensome restrictions. There is no notice of any revocation, suspension, modification of any Governmental Authorizations. To the best of our knowledge, none of the PRC Subsidiaries has reason to believe that any Governmental Agencies in the PRC are considering modifying, suspending or revoking any such PRC license, consents, authorizations, approvals certificates or permits.

(iii) Capitalization. All of the equity interests in each PRC Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are legally owned by the Company through Wisecon, except Binhai Kangjie, the registered capital of which has been paid according to its Articles of Association, in complance with applicable PRC laws and regulations. Binhai Kangjie has paid such portion of its registered capital that is required to be paid before the date hereof under its Articles of Association and PRC laws and regulations. Each of the PRC Subsidiaries has obtained all Governmental Authoriziations which are required under PRC laws and regulations for the beneficial ownership interest by the Company of its equity interest in each PRC Subsidiary through Wisecon. To the best of our knowledge, there are no outstanding rights, warrants or options to acquire, nor instruments convertible into or exchangeable for, nor any agreements of other obligation to issue or other rights to convert any obligation into, any equity interest in any PRC Subsidiary.

(iv) Title to Property and Leased Assets. Each of the PRC Subsidiaries has (i) valid title and has obtained proper and valid land use rights certificates, in respect of all the land held by the PRC Subsidiaries, (ii) valid title and has obtained proper and valid title certificates, in respect of all the buildings owned or held by the PRC Subsidiaries and (iii) valid subsisting and enforceable leases, in respect of all land and buildings held under lease by the PRC Subsidiaries, except (i) such as described in the General Disclosure Package and the Registration Statement, (ii) the buildings which are in the progress of construction, or (iii) where failure to hold such title, rights or interests would not, individually or in the aggregate, have a Material Adverse Effect. Each lease agreement to which such PRC Subsidiary is a party is legally executed; the failure to register the lease agreement with local housing bureau in accordance with PRC laws will not have a Material Adverse Effect; the leasehold interests of each PRC Subsidiary are fully protected by the terms of the lease agreements in material respects, which are valid, binding and enforceable in accordance with their respective terms under PRC law; and to the best of our knowledge, none of the PRC Subsidiaries owns, operates, manages or has any other right or interest in any other material real property of any kind, except as described in the General Disclosure Package as of the Applicable Time.

(v) Guarantees. To the best of our knowledge after due inquiries, there are no outstanding guarantees of any PRC Subsidiary in respect of indebtedness of third parties except as disclosed in Annex 2 and General Disclosure Package as of the Applicable Time.

(vi) No Violation. To the best of our knowledge, except as disclosed in the Registration Statement or as would not expected to have a Material Adverse Effect and as described in the General Disclosure Package as of the Applicable Time, none of the PRC Subsidiaries is (A) in violation of its Articles of Association, business licenses or any other constituent documents, (B) in default in the performance or observance of any material obligation, indenture, mortgage, deed of trust, bank loan or credit agreement, lease or other agreement or instrument known to us and to which such PRC Subsidiary is a party or by which it is bound, or (C) in violation of the material aspect of any law, regulation or rule of the PRC, or any decree, judgment or order of any court in the PRC, applicable to the Company or any of the PRC Subsidiaries.

(vii) No Proceedings. To the best of our knowledge after due inquiries, there are no legal, governmental, administrative or arbitrative proceedings before any court of the PRC or before or by any Governmental Agency pending or threatened against, or involving the properties or business of, the Company or any PRC Subsidiary or to which any of the properties of any PRC Subsidiary is subject which would reasonably be expected to individually or in the aggregate have a Material Adverse Effect or would have a Material Adverse Effect on the execution, delivery or performance of the Underwriting Agreement and the Deposit Agreement or any transactions contemplated by such agreements or the General Disclosure Package.

(viii) Dividends. All dividends and other distributions declared and payable on equity interest in Renminbi may under the current PRC laws and regulations be payable in foreign currency and may be freely transferred out of the PRC; and except as disclosed in the General Disclosure Package and Final Prospectus as of the Applicable Time, all such dividends will not be subject to any withholding or other taxes under the PRC laws and regulations, and are otherwise free and clear of any other tax, withholding or deduction in the PRC and may be paid without the necessity of obtaining any Government Authorizations from any Governmental Agencies in the PRC.

(ix) PRC Law. All matters of PRC laws and practice relating to the Company, each PRC Subsidiary and their respective businesses and other statements with respect to or involving PRC laws set forth in the General Disclosure Package as of the Applicable Time and Final Prospectus under the captions “Prospectus Summary”, “Risk Factors”, “Our Corporate Structure and History”, “Dividend Policy”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our

Industry”, “Business”, “Regulation of Our Industry “, “Management”, “Related Party Transactions”, “Enforceability of Civil Liabilities” and “Taxation”, in each case insofar as such statements describe or summarize PRC legal or regulatory matters, or documents, agreements or proceedings governed by PRC law are true and accurate, and are fairly described and correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

(x) Company Contracts. Each of the company contracts governed by PRC laws and listed in Schedule [    ] of the Underwriting Agreement (the “Company Contracts”) has been duly authorized, executed and delivered by the relevant PRC Subsidiary; each such PRC Subsidiary had the corporate power and capacity to enter into and to perform its obligations under such Company Contracts; each of the Company Contracts to which a PRC Subsidiary is a party constitutes a legal, valid and binding obligation of such PRC Subsidiary, enforceable against such PRC Subsidiary in accordance with its terms. To the best of our knowledge after due inquiry, we are not aware of any company contracts, agreements or other instruments of the Company or its PRC Subsidiaries governed by the laws of the PRC which should be described or referred to in the General Disclosure Package other than those described or referred to therein.

(xi) Intellectual Properties. Each PRC Subsidiary respectively, as the case maybe, owns or otherwise has the legal right to use, or to acquire on reasonable terms, Intellectual Properties currently employed by it in connection with the business currently operated by it; to the best of our knowledge after due inquiries, no PRC Subsidiary has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in any Material Adverse Effect.

(xii) Labor; Social Insurance. To the best of our knowledge after due inquiry, no labor dispute, work stoppage, slow down or other conflict with the employees of the PRC Subsidiaries exists or, is threatened, except for any such dispute or conflict that would not, individually or in the aggregate, have a Material Adverse Effect. Each PRC Subsidiary respectively, shall deposit the Social Insurance Premiums and Housing Accumulation Funds pursuant to applicable PRC laws and regulations. To the best of our knowledge after due inquiry, each PRC Subsidiary is in compliance with the laws and regulations in respect of the Social Insurance Premiums and Housing Accumulation Funds, except where the failure to be incompliance with such laws and regulations would not be reasonably expected to result in any Material Adverse Effect.

(xiii) Tax. To our best knowledge after due inquiry, the PRC Subsidiaries have completed the tax registrations. All national, provincial and local tax waivers, tax relief, concession and preferential treatment held by the PRC Subsidiaries are valid, binding and enforceable and are in compliance with the laws, statutes or any order, rule or regulation of any local or national governmental agency in all material aspects.

(xiv) No PRC Liability of Depositary. The Depositary will not (absent gross negligence, bad faith or breach of contract and general principles of agency) be subject to any potential liability under PRC laws for taking any action or performing its obligtions as contemplated in the Deposit Agreement.

(xv) No Stamp Tax. Except for the disclosure in the General Disclosure Package as of the Applicable Time, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Company, any of the PRC Subsidiaries, any Underwriter or the Depository to the PRC government or any political subdivision or taxing authority thereof or therein in connection with (A) the creation, issuance, sale and delivery of the Offered Securities and Ordinary Shares, (B) the deposit with the Depositary of Ordinary Shares by the Company pursuant to the Deposit Agreement against issuances of the Offered Securities, (C) the sale and delivery by the Company of the Offered Securities to or for the accounts of the Underwriters in the manner contemplated in the Underwriting Agreement and the Deposit Agreement, (D) the execution, delivery and performance of the Underwriting Agreement and the Deposit Agreement by the Company, or (E) the sale and delivery by the Underwriters of the Offered Securities to the initial purchasers thereof in the manner contemplated in the General Disclosure Package as of the Applicable Time.

(xvi) Choice of Law; Submission to Jurisdiction. The choice of law provisions set forth in the Underwriting Agreement and Deposit Agreement does not contravene the laws of the PRC and will be upheld by the courts of the PRC; the Company can sue and be sued in its own name under the PRC laws and regulations. The submission of the Company to the non-exclusive jurisdiction of the New York Courts, the waiver by the Company of any objection to the venue of a proceeding in a New York Court, the waiver and agreement of the Company not to plead an inconvenient forum, and the agreement of the Company that the Underwriting Agreement and the Deposit Agreement be construed in accordance with and governed by the laws of the State of New York will be recognized by PRC courts; service of process effected in the manner set forth in the Underwriting Agreement will be effective to confer jurisdiction over the subsidiaries, assets and property of the Company in the PRC, subject to compliance with relevant civil procedural requirements (which do not involve a re-examination of the merits of the claim) in the PRC; and any judgment obtained in a New York Court arising out of or in relation to the obligations of the Company under the Underwriting Agreement and the Deposit Agreement will be recognized by PRC courts, subject to compliance with relevant civil procedural requirements (which do not involve a re-examination of the merits of the claim) in the PRC.

(xvii) No Sovereign Immunity. Under the PRC laws, none of the Company or its PRC Subsidiaries, or any of their respective properties, assets or revenues, is entitled to any right of immunity on the grounds of sovereignty or otherwise from any legal action, suit or proceeding, set-off or counterclaim, the jurisdiction of any court in the PRC, service of process, attachment prior to or in aid of execution of judgment, or other legal process or proceeding for the granting of any relief or the enforcement of any judgment.

(xviii) SAFE Compliance. The Company has completed relevant registration and other procedures required under the applicable SAFE Rules and Regulations; to the best of our knowledge after due inquiry, each of the founders of the Company who are PRC citizens and residents, including shareholders of the Company that are indirectly owned or controlled by PRC citizens and residents (including Yang Jianhua, Yang Chongbo, Zha Yuezhen, Yang Wujun, Yuan Yunlong, Zha Yueping, Qi Weinian), has completed relevant registration and other procedures required under applicable SAFE Rules and Regulations.

(xix) New M&A Rule. On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce (“MOFCOM”), the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”), and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rule”), which became effective on September 8, 2006. The New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Based on our understanding of current PRC Laws, we are of the opinion that the New M&A Rule or any other PRC Laws does not require the Company to obtain the MOFCOM or CSRC approval in connection with the Offering or the establishment of its ownership structure. No other Governmental Authorizations from Governmental Agencies is required for the Offering.

(xx) Use of Proceeds. The application of the net proceeds to be received by the Company from the Offering, as contemplated by the General Disclosure Package as of the Applicable Time, will not contravene any provision of applicable PRC law, rule or regulation, or the articles of association, the business license or other constituent documents of any PRC Subsidiary or contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon any PRC Subsidiary, or any judgment, order or decree of any Governmental Agency in the PRC.

(xxi) Absence of Reporting Obligations. There are no reporting obligations under PRC law on non-PRC holders of the Offered Securities or the Ordinary Shares.

(xxii) No Deemed Residence. As a matter of PRC law, no holder of the Offered Securities or Ordinary Shares who is not a PRC resident will be subject to any personal liability, or be subject to a requirement to be licensed or otherwise qualified to do business or be deemed domiciled or resident in the PRC, by virtue only of holding such Offered Securities or Ordinary Shares. Except for the disclosure in the General Disclosure Package as of the Applicable Time, there are no limitations under PRC law on the rights of holders of the Offered Securities or Ordinary Shares who are not PRC residents to hold, vote or transfer their securities nor any statutory pre-emptive rights or transfer restrictions applicable to the Ordinary Shares.

(xxiii) Validity of Indemnification Provisions. The indemnification and contribution provisions set forth in the Underwriting Agreement and the Deposit Agreement do not contravene the public policy or laws of the PRC, and insofar as matters of PRC law are concerned, constitute the legal, valid and binding obligations of the Company, enforceable in accordance with the terms therein, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights; each of the Underwriting Agreement and the Deposit Agreement is in proper legal form under PRC law for the enforcement thereof against the Company, subject to compliance with relevant civil procedural requirements; and to ensure the legality, validity, enforceability or admissibility in evidence of the Underwriting Agreement and the Deposit Agreement in the PRC, it is not necessary that any such document be filed or recorded with any court or other authority in the PRC or that any stamp or similar tax be paid on or in respect of any such document.

(xxiv) Compliance with PRC Law. Each of the Company and the PRC Subsidiaries is currently in compliance with all applicable PRC laws and regulations in material respect except disclosed in the Registration Statement or as would not expected to have a Material Adverse Effect and the General Disclosure Package as of the Applicable Time. Except for the disclosure in this legal opinion and in the General Disclosure Package as of the Applicable Time, the execution and delivery by the Company of, and the performance by the Company of its obligations under the Underwriting Agreement and the Deposit Agreement and the consummation of the transactions contemplated therein and the conduct of the business and operations of the Company, and the PRC Subsidiaries as described in the Registration Statement and in the General Disclosure Package and Prospectus as of the Applicable Time, including the issue and sale of the Ordinary Shares and the Offered Securities under the Underwriting Agreement and the Deposit Agreement, and the compliance by the Company with all of the provisions of the Underwriting Agreement and the Deposit Agreement including the issue and sale of the ADSs by the Company (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any PRC Subsidiary is a party or by which any such PRC Subsidiary is bound or to which any of the properties or assets of a PRC Subsidiary is subject, except for such conflict, breach, violation or default which would not (a) individually or in the aggregate, have a Material Adverse Effect, or (b) affect the validity of, or have an adverse effect on, the issue and sale of the ADSs or the other transactions contemplated in the Underwriting Agreement and Deposit Agreement, (ii) do not and will not result in any violation of the provisions of the articles of association, or business licenses or any other constituent documents of any PRC Subsidiary, (iii) do not and will not result in any violation of any PRC Laws, and (iv) do not and will not result in a violation of any applicable order, rule or regulation of any PRC governmental or regulatory agency or any court in the PRC. To our best knowledge after due inquiry, except for the disclosure in the Registration Statement or as would not expected to have a Material Adverse Effect and in the General Disclosure Package as of the Applicable Time, each PRC Subsidiary (a) is in compliance with any and all applicable PRC environmental protection laws, orders, rules and regulations, (b) has obtained all permits, licenses or other approvals required of it under such applicable PRC environmental protection laws, orders, rules or regulations to conduct its businesses.

(xxv) Absence of Further Action. Except for the disclosure in the General Disclosure Package as of the Applicable Time, no licenses, consents, authorizations, approvals, orders, certificates, permits, declarations or filings with, or from any governmental or regulatory agency or any court are required for (i) the issuance and sale of the ADSs, the Ordinary Shares and the Offered Securities under the Underwriting Agreement and the Deposit Agreement, (ii) the deposit of Ordinary Shares with the Depositary pursuant to the Deposit Agreement against issuances of the Offered Securities, and (iii) the consummation by the Company and the Depositary of the transactions contemplated by the Underwriting Agreement and the Deposit Agreement, as applicable.

(xxvi) No licensing Requirement. The entry into and performance or enforcement of the Underwriting Agreement and the Deposit Agreement in accordance with their respective terms will not subject any of the Underwriters or the Depositary to any requirement to be licensed or otherwise qualified to do business in the PRC, nor will any Underwriter or the Depositary be deemed to be resident, domiciled, carrying on business through an establishment or place in the PRC or in breach of the PRC Laws by reason of entry into, performance or enforcement of the Underwriting Agreement and the Deposit Agreement.

(xxvii) Disclosure. The Registration Statement, and each amendment or supplement thereto, as of their respective effective or issue dates, complied as to form in all material aspects with the requirements of the PRC laws and regulations; Nothing has come to our attention that will give us reason to believe that any part of a Registration Statement or any amendment thereto (other than the financial statements and related schedules therein to which we express no opinion), as of its effective date or as of such Closing Date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading (other than the financial statements and related schedules therein to which we express no opinion), as of its issue date or as of such Closing Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Nothing has come to our attention that will give us reason to believe that the General Disclosure Package (other than the financial statements and related schedules therein to which we express no opinion), as of the Applicable Time or as of such Closing Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This opinion is limited to PRC laws of general application as of the date of this opinion and is given on the basis that it will be governed by, and construed in accordance with PRC laws. We have made no investigation of, and do not express or imply any views on, the laws of any country other than PRC.

PRC laws referred to herein are laws currently in force as of the date of the opinion and there is no guarantee that any of such PRC laws will not be changed, amended or revoked in the immediate future or in the longer term with or without retrospective effect.

Under a circular issued by the CSRC on December 3, 2007 regarding the interpretation of Article 11 of the “The Measures for the Administration of the Provisions of Securities Legal Services by Law Firms,” we are not permitted to address this opinion to the Underwriters in the Offering. To comply with this circular, we cannot address this opinion to the underwriters and therefore addressed this opinion to the Company only.

We hereby consent to the use of this opinion by you in connection with the above-mentioned Registration Statement and to the reference to our name under the headings “Legal Matters” in the Registration Statement.

Yours faithfully

Signed by:

Names: Zhiqiang Li

Partner

For and on behalf of Jin Mao PRC Lawyers

Annex 1

List of the PRC Subsidiaries

(1)	Shanghai ChemSpec Co., Ltd. ( ), or Shanghai ChemSpec;

(2)	Taixing ChemSpec Specialty Chemicals Co., Ltd. ( ), Taixing ChemSpec;

(3)	Shanghai Qi Yue Trading Co., Ltd. ( ), or Shanghia Qi Yue;

(4)	Shanghai Wan Su Chemicals Co., Ltd. ( ), or Shanghai Wan Su;

(5)	Zhejing Huajing Fluorochemical and Technology Company Limited ( ), or Huajing Company;

(6)	Quzhou Kangpeng Chemicals Co., Ltd. ( ), or Quzhou Kangpeng;

(7)	Jiangsu Wei Er Chemicals Co., Ltd. ( ), or Jiangsu Wei Er; and

(8)	Binhai Kangjie Chemicals Co., Ltd. ( ), or Binhai Kangjie.